UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September, 2012
Commission File Number: 001-14611

------------------------------------------------------------
(Translation of registrant's name into English)

Floor Six   65 Front Street   Hamilton   Islands of Bermuda   HM 12
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREATOR CAPITAL LIMITED By: Deborah Fortescue-Merrin Deborah Fortescue-Merrin, President
Date: November 14, 2012

EXHIBIT INDEX

1.      Interim Financial Statements for the Nine Months ended September 30, 2012

2.      Management Discussion and Analysis for the Nine Months ended September 30, 2012

CREATOR CAPITAL LIMITED

FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012
U.S. Dollars

UNAUDITED

NOTICE TO READER

These are the Interim unaudited Consolidated Financial Statements for this Third Financial Quarter ending September 30, 2012, for the Third Financial Quarter ended September 30, 2011 with the consolidated statements of operations, deficit and cash flows for those periods, and with comparatives to the year-end Audited Consolidated Financial Statements for December 31, 2011.

These Interim Unaudited Consolidated Financial Statements have been prepared by Company management in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).  The Interim unaudited Consolidated Financial Statements for the Third Financial Quarter ending September 30, 2011 were re-prepared in accordance with International Financial Reporting Standards (“IFRS”).

These Interim unaudited Consolidated Financial Statements should be read in conjunction with the year-end Audited Consolidated Financial Statements for December 31, 2011, prepared in accordance with International Financial Reporting Standards (“IFRS”).  Note 2 provides IFRS information that are material to understanding these Interim Unaudited Consolidated Financial Statements.

Under Canada’s National Instrument 51-102, “Continuous Disclosure Obligations”, Part 4, subsection 4/3(30)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.  The Company’s external auditors, James Stafford, Inc. Chartered Accountants, of Vancouver, British Columbia, Canada, have not performed a review of these interim financial statements

All financial statements and Notes are expressed in United States of America Dollar Currency.

Hamilton, Bermuda
November 14, 2012

CREATOR CAPITAL LIMITED AND SUBSIDIARIES
CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
For the Nine Months Ended September 30, 2012
(UNAUDITED)

ASSETS
	September 30	December 31
	2012	2011
Current Assets
Cash and cash equivalents	$3,285	$3,036
Accounts receivable	0	0
Prepaid expenses	4,231	2,017
Total current assets	7,516	5,053

Total Assets	$7,516	$5,053
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	561,902	499,041
Notes Payable	106,853	73,729
Notes Payable – Related Parties	79,502	41,876
Accrued dividends	5,129,256	4,657,601
Preferred shares – Note 4	2,237,443	2,237,443
Total current liabilities	8,114,956	7,509,690
Total Liabilities	$8,114,956	$7,509,690
SHAREHOLDERS' EQUITY
Authorized: 100,000,000 shares
Issued: 87,467,288 (Mar.2008:87,467,288)	874,673	874,673
Additional paid-in-capital	63,362,764	63,362,764
Stock Option Reserve	320,395	320,395
Accumulated deficit	(72,062,469)	(72,665,272)
Total Shareholder Equity	(8,107,440)	(7,504,637)
Total Liabilities and Shareholders’ Equity	$7,516	$5,053

Nature of Operations and going concern Note 1 Contingencies Note 6 Subsequent events Note 15 APPROVED ON BEHALF OF THE BOARD: /s/ Deborah Fortescue-Merrin Deborah Fortescue-Merrin	/s/ Anthony P Clements Anthony P Clements

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Creator Capital Limited September 30, 2012 Interim Financials	Page 5

CREATOR CAPITAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
 (with comparative figures to the Nine Months Ended September 30, 2012
 (UNAUDITED)

	Nine Months Ended September 30,		Three Months Ended September, 30
	2011	2012	2011	2012

Revenue	$7,000	$1,750	$1,750	$0
Operating Expenses
Consulting and contract services	31,500	31,500	10,500	10,500
General and administrative	58,663	94,325	19,219	62,462
Interest	8,251	11,718	163751	4,876
Legal	9,933	0	9,921	0
Marketing	531	511	179	173
	108,878	138,054	39,819	78,011
	$(101,878)	$(136,304)	$(38,069)	$(78,011)
Comprehensive Income (loss) from operations
Other:
Preferred stock dividends	(434,761)	(471,654)	(148,451)	(160,934)
Expense recoveries	0	5,155	0	0
	(434,761)	(466,499)	(148,451)	(160,934)
	$(536,639)	$(602,303)	$(186,520)	$(238,945)
Net and Comprehensive Income (loss)
BASIC AND DILUTED LOSS PER SHARE
Numerator for basic and diluted loss per share:
Net and Comprehensive Income (loss)
Gain (loss) to common shareholders	$(536,639)	$(602,303)	$(186,520)	$(238,945)
Denominator for basic and diluted loss per share:
Weighted average shares outstanding	87,467,288	87,467,288	87,467,288	87,467,288
Net loss per share	$(0.0061)	$(0.0069)	$(0.0021)	$(0.0027)

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Creator Capital Limited September 30, 2012 Interim Financials	Page 6

CREATOR CAPITAL LIMITED AND SUBSIDIARIES
INTERIM STATEMENT OF CHANGES IN EQUITY
 (UNAUDITED)

	Share Capital		Contributed Surplus	Accumulated Other Comprehensive
	Number of Shares	Amount $	$	Income $	Deficit $	Total $
Balance, December 31, 2010	87,467,288	$874,673	$63,683,159	0	$(71,433,702)	$(6,675,870)
Net Loss for the interim period					$(536,738)	$(536,738)
Balance, September 30, 2011	87,474,288	$874,673	$63,683,159	0	$(71,970,440)	$(7,226,227)

	Share Capital		Contributed Surplus	Shareholder
	Number of Shares	Amount $	$	Option Reserve $	Deficit $	Total $
Balance, December 31, 2011	87,467,228	$874,673	$63,362,764	320,395	$(72,062,469)	$(7,504,637)
Current Period’s Activities	0	0	0		0
Net Loss for the interim period					$(602,803)	$(602,803)
	87,467,228	$874,673	$63,362,764	320,395	$(72,665,272)	$(8,107,440)

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Creator Capital Limited September 30, 2012 Interim Financials	Page 7

CREATOR CAPITAL LIMITED AND SUBSIDIARIES
INTERIM STATEMENT OF CASH FLOWS
 (with comparative figures to the Nine Months Ended September 30, 2011)
(UNAUDITED)

	Nine Months Ended September 30, 2011	Nine Months Ended September 30 2012

CASH FLOWS FROM OPERATING ACTIVITIES
Net & Comprehensive Income (Loss) for the period	$(536,738)	$(602,803)
Items not affecting cash:
Accrued dividends payable	434,761	471,655
Foreign exchange	(2,437)	1,125
Interest costs	8,251	11,718
	(96,163)	(118,305)
Changes in non-cash working capital balances:
Accounts receivable	1,750	0
Prepaid expenses	(3,090)	(2,218)
Accounts payable and accrued expenses	72,719	62,861)
Net cash provided by (used in) operating activities	(24,784)	(57,658)
CASH FLOWS FROM INVESTING ACTIVITIES
Investing activities	0	0
Net cash provided by (used in) investing activities	0	0
CASH FLOWS FROM FINANCING ACTIVITIES
Notes Payable	23,396	33,626
Notes Payable - Related	0	37,626
Foreign Exchange	2,437	(1,125)
Interest	(8,251)	(11,718)
Net cash provided by (used in) financing activities	17,582	57,907
Net increase (decrease) in cash	7,202	249
Cash, beginning of period	9,786	3,036
Cash, end of period	$2,584	$3,285
Non Cash investing and financing activities	0	0
Supplemental disclosures
Income Taxes paid	0	0

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Creator Capital Limited September 30, 2012 Interim Financials	Page 8

CREATOR CAPITAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2012
(Stated in US Dollars)

Note 1   Nature and Continuance of Operations

Creator Capital Limited (the “Company”) is a Bermuda exempted company, which in June 1997, changed its name from Sky Games International Ltd. to Interactive Entertainment Limited and on September 27, 2000 changed its name to Creator Capital Limited.  At the 2010 Annual General Meeting the Shareholders approved to change the name of the Company to Fireflies Environmental Limited.  At the 2011 Annual General Meeting the Shareholder approve the return the Company name to Creator Capital Limited

The Company is publicly quoted on the NASD Over the Counter Bulletin Board in the United States of America.

The Company is engaged in providing in-flight gaming and entertainment software and services by developing, implementing and operating or licensing computerized video gaming and other entertainment software on, but not limited to the aircraft of international commercial air carriers.  Gaming software is marketed using the name Sky Games® and the entertainment software is marketed using the name Sky Play®.

Note 2            Significant Accounting Policies

International financial reporting standards (“IFRS”)

      In 2006 the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over a five-year transitional period. In February 2008 the AcSB announced that 2011 is the changeover year for publicly-accountable enterprises to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company’s changeover date was July 1, 2010. This requires the restatement for comparative purposes of amounts reported by Company for the year ended June 30, 2010.  There is little impact on the accounting policies, data systems, internal controls over financial reporting, and business activities, such as financing and compensation arrangements during the period leading up to the transition date.  The Company’s full adoption of IFRS is reflected in the year end of December 31, 2011.

       IAS 34 statement of compliance

       These consolidated interim financial statements of the Company have been prepared in accordance with IAS 34, “Interim Financial Reporting of the International Financial Reporting Standards” (known by its abbreviation “IFRS”).  These Interim Financial Statements are the Company’s fifth IFRS interim financial statements after its transition to reporting in accordance with IFRS and before the issuance of its first publicly issued consolidated annual IFRS financial statements.  IFRS 1, “First-time Adoption of International Financial Reporting Standards” (herein addressed as “IFRS 1”) was applied to the March 31, 2011 consolidated interim financial statements.

Creator Capital Limited September 30, 2012 Interim Financials	Page 9

Note 2             Significant Accounting Policies

       Business combinations

“IFRS-3 Business Combinations” applies to a transaction in which the acquirer obtains control of one or more businesses.  Most assets acquired and liabilities assumed, including contingent liabilities that are considered to be improbable, will be measured at fair value.  Any interest in the acquiree owned prior to obtaining control will be re-measured at fair value at the acquisition date, eliminating the need for guidance on step acquisitions.  Additionally, a bargain purchase will result in recognition of a gain and acquisition costs must be expensed.  Earlier application is permitted.  The Company adopted this standard on July 1, 2010.

Statement of compliance

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board.

Basis of Measurement

These consolidated financial statements have been prepared on a historical costs basis except for financial instruments classified as financial instruments at fair value through profit or loss, which are stated at their fair value.

These consolidated financial statements are presented in United States dollars, which is the Company’s functional currency.

Use of estimates and judgements

The preparation of these consolidated financial statements in accordance with IFRS requires management to make certain estimates, judgements and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results could differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Presentation of financial statements

The consolidated financial statements have been presented by applying the revised IAS 1, Presentation of Financial Statements (2007), which became effective as of January 1, 2009. As a result, the statement of changes in equity presents all owner changes in equity, whereas all non-owner changes in equity are presented in the statement of comprehensive income. This presentation has been applied in these consolidated financial statements.

Comparative information has been re-presented so that is it also in conformity with the revised standard. Since the change in accounting policy only impacts presentation aspects, there is no impact on the earnings per share.

Creator Capital Limited September 30, 2012 Interim Financials	Page 10

Note 2              Significant Accounting Policies

Foreign Currencies

The Company’s functional currency is the United States dollar.  Monetary assets and liabilities are translated into the functional currency at the exchange rate in effect at the end of the year.  Non-monetary assets and liabilities are translated at the exchange rate prevailing when the assets were acquired or liabilities assumed.  Revenues and expenses are translated at the rate approximating the rate of exchange on the transaction date.  All exchange gains and losses are included in the determination of net loss for the year.

Revenue Recognition

  Revenue is recognized upon client approved invoicing.

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired, as follows:

Fair value through profit or loss - This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing such financial assets in the near term. They are carried in the statements of financial position at fair value with changes in fair value recognized in the statements of comprehensive loss or income.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in the statements of comprehensive loss or income.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the statements of comprehensive loss or income.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired, as follows:

Creator Capital Limited September 30, 2012 Interim Financials	Page 11

Note 2                 Significant Accounting Policies

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing such financial liabilities in the near term. They are carried in the statements of financial position at fair value with changes in fair value recognized in the statements of comprehensive loss or income.

Other financial liabilities: This category includes accounts payable and accrued liabilities, all of which are recognized at amortized cost.

The Company has classified its cash as fair value through profit and loss. The Company’s accounts receivable are classified as loans and receivables. The Company’s accounts payables and accruals, and notes payable are classified as other financial liabilities.

       Income taxes

Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the statement of financial position liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting nor taxable loss; nor differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it is probable that a future tax asset will be recovered, it provides a valuation allowance against that excess.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Share capital

Common shares are classified as equity.  Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

Stock Options

The Company grants options in accordance with policies of the TSX Venture Exchange.
The Company has a stock option plan as described in note 7. The Company records all stock-based compensation using the fair value method.

Creator Capital Limited September 30, 2012 Interim Financials	Page 12

Note 2            Significant Accounting Policies

Compensation expense attributable to share based awards to employees is measured at the fair value at the date of grant using the Black-Scholes model. The fair value takes into account a number of variables, including the exercise price of the award, the expected dividend rate, the expected life of the options and the risk free interest rate. The expense is recorded on a straight-line basis over the graded vesting period of the award. The forfeiture rate is assumed to be nil and the expense is adjusted prospectively as forfeitures occur. Compensation expense attributable to awards that call for settlement in cash or other assets is measured at intrinsic value and recognized over the vesting period.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the goods and/or services received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the performance period of the award. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributed to common shareholders of the Company by the weighted average number of common shares outstanding during the period.  Diluted loss per share does not adjust the loss attributed to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.  Related party may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Notes Payable

Notes payable includes the principal borrowed. Having terms under one year, they are deemed current liabilities. Notes payable in Canadian dollars are adjusted at each quarter end for currency rate fluctuations.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligations, provided that a reliable estimate can be made of the amount of the obligation.  Provisions for environmental restoration, legal claims, onerous leases and other onerous commitments are recognized at the best estimates of the expenditures required to settle the Company’s liability.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation.  An amount equivalent to the discounted provision is capitalized within tangible fixed assets and is depreciated over the useful lives of the related assets.  The increase in the provision due to passage of time is recognized as interest expense.

Creator Capital Limited September 30, 2012 Interim Financials	Page 13

Note 2            Significant Accounting Policies

Comprehensive Loss

Comprehensive loss consists of net loss and other comprehensive income (“OCI”). OCI represents changes in shareholder’s equity during a period arising from transactions and other events with non-owner sources. For the period covered by these consolidated financial statements comprehensive loss and net loss are the same.

Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

New standards and interpretations not yet adopted

Certain pronouncements were issued by the IASB or the IFRS Interpretation Committee that were mandatory for accounting periods beginning after January 1, 2011 or later periods.

The Company has early adopted the amendment to IFRS 1 which replaces references to a fixed date of “January 1, 2004” with the “date of transition to IFRS”.  This eliminates the need for the Company to restate de-recognition transactions that occurred before the date of transition to IFRS.  The amendment is effective for year-ends beginning on or after July 1, 2011; however, the Company has early adopted the amendment.  The impact of the amendment and early adoption is that the Company only applies IAS 39 de-recognition requirements to transactions that occurred after the date of transition.

The following new standards, amendments and interpretations that have not been early adopted in these consolidated financial statements will or may have an effect on the Company’s future results and financial position:

•
IFRS 9 Financial Instruments is part of the IASB’s wider project to replace IAS 39 Financial Instruments: Recognition and Measurement.  IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortization costs and fair value.  The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial assets.  The standard is effective for annual periods beginning on or after January 1, 2013.

•
IFRS 10 Consolidated Financial Statements - IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted.

Creator Capital Limited September 30, 2012 Interim Financials	Page 14

Note 2             Significant Accounting Policies

•
IFRS 13 Fair Value Measurement - IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted.

•	Deferred Tax: Recovery of Underlying Assets (Amendments to IAS 12 - Effective for periods beginning on or after January 1, 2012).

Equipment

As at the end of the current Interim period there are no current equipment assets.

Website Development Costs

As at the end of the current interim period there are no current website development costs.

Financial Instruments

The carrying value of the Company’s financial instruments, consisting of cash, accounts receivable, accounts payable and accrued liabilities, accrued dividends payable and notes payable approximate their fair value due to the short-term maturity of such instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or currency risk arising from these financial instruments.  For accounts receivable, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

Impairment of Long-lived Assets

Long-lived assets and intangibles held and used by the Company are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated.  If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

 Creator Capital (Nevada) Inc., (formerly Sky Games International Corp.) (a Nevada corporation);Creator Island Equities Inc. (a British Columbia corporation).

The subsidiary companies are inactive.  All material inter-company accounts and transactions have been eliminated on consolidation.

Creator Capital Limited September 30, 2012 Interim Financials	Page 15

Note 3            Notes Payable

IFRS 39 stipulates that the Company’s financial liabilities be measured at ‘amortized cost’.  This is defined as the originally recorded amount: less any principal repayments; plus or minus the cumulative amortization, using the effective interest method’ of any difference between the originally recorded amount and the maturity amount.  The various loan amounts, represented by the Notes Payable, have been recorded at their principal amount at the date of each loan, which are deemed to be fair value.  No premium was paid on any of these Notes Payable.  No transaction costs were incurred in the borrowing of these funds.  The interest bearing Notes Payable have their interest cost calculated and recorded monthly.  Hence, the use of the measurement of value of the Notes Payable at amortized cost would not be materially different from the amounts presented.

	September 30, 2012	December 31, 2011

Unsecured, interest bearing at 10% per annum	$106,853	73,730
Unsecured, interest bearing at 10% per annum, related party	79,502	41,876

	$186,355	$115,605

These notes are past due and, consequently, are classified as current liabilities.
All interest incurred on interest bearing notes is included in the Accounts Payable account.

Note 4             Capital Stock

The Class A preference shares are non-voting and are convertible at any time into common shares at the option of the holder. Dividends on the Class A preference shares are cumulative, compounded quarterly and payable quarterly at an annual dividend rate of 9%.  The Company, at its option, may redeem the Class A preference shares, in whole or in part, at any time and from time to time, at a redemption price of $1,000 per share plus any accrued and unpaid dividends thereon.  The Company is not required to redeem the Class A preference shares.

In 1997, the Company exchanged a promissory note in the amount of $2,737,000 for 2,737 Class A preference shares at $1,000 per share.  In 1998, the Company redeemed 500 of the Class A preference shares at their redemption price of $1,000 per share.  As of December 31, 2006 and 2005, 2,237 Class A Preference Stock remained outstanding.

Dividends on the Class A preference shares for the years ended December 31, 2011, 2010, and 2009 were $601,870, $505,098, and $463,837, respectively.  For the Nine Months Quarter ended September 30, 2012 the accrued Dividends recorded was $471,654 ($434,761 for same period in 2011).  For the Three Months Quarter ended September 30, 2012 the accrued Dividends recorded was $160,934 ($148,451 for same period in 2011.  They remain unpaid and are in arrears.

During the year ended December 31, 2007, CCL restated the presentation of the Class A Preferred shares In accordance with CICA 3861.  CICA 3861 covers “Financial Instrument – Disclosure and Presentation”.  It dictates the reclassification from Equity to Current Liability of the Class A Preferred Shares, and their paid in capital totaling $2,237,421.  On the Balance sheet this has been added to the Current Liability of Accrued dividends.  The Preferred shares have the contractual obligation to either delivered a fixed amount or settle the obligation be delivering its out equity instrument.  This is where they meet the definition of a financial liability.

Creator Capital Limited September 30, 2012 Interim Financials	Page 16

Note 5	Stock Options

On April 6, 2007, the Company granted 6,950,000 stock options to directors, officers, and consultants at a price of $0.25 per share expiring on April 6, 2012.

The following table summarizes the continuity of the Company’s stock options:

	Number of options	Weighted average exercise price $

Outstanding, December 31, 2008	7,370,000	0.26

Expired	(420,000)	0.46

Outstanding, December 31, 2009	6,950,000	0.25

Expired	0	0.00
Outstanding, December 31, 2011 Activity during the period - expired	6,950,000 (6,950,000)	0.25 0.00

Outstanding, September 30, 2012	0	0.00

Additional information regarding stock options outstanding as at September 30, 2012 is as follows:

	Outstanding and exercisable
Range of exercise prices$	Number of shares	Weighted average remaining contractual life (years)	Weighted average exercise price $

0.00	nil	0	00

The fair value of the stock options granted during the year ended December 31, 2007 was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

2007

Risk-free interest rate	3.43%
Expected life (in years)	5
Expected volatility	184%

Note 6                 Contingency

On November 27, 2006, the Company was named as a defendant in a lawsuit whereby the plaintiffs were claiming damages against the Company with respect to investments totaling $339,488 that the plaintiffs had invested in a California company affiliated with ETV that had no contractual relationship with the Company. The plaintiffs were seeking compensatory damages of $1,018,464 as well as related attorney’s fees.  The Company filed a motion to dismiss for lack of personal jurisdiction during 2006.

On August 9, 2007, the court denied the Company’s motion to dismiss for the reason that the Company’s contacts with the State of Texas were sufficient for the court to assert specific personal jurisdiction over them.

On March 9, 2009, the case was called to trial before a jury.  The jury heard the evidence and returned a verdict in favor of Creator Capital Ltd.  The Plaintiffs were entitled to receive nothing from Creator Capital and the court has accepted the verdict of the jury.  On April 16, 2009 the Court Issued the Judgment confirming to the verdict of the jury.  After the judgment was signed, the Plaintiffs had the opportunity to appeal.  The appeal period has expired.

Creator Capital Limited September 30, 2012 Interim Financials	Page 17

Note 7            Income Taxes

As a Bermuda exempted company, the Company is exempt from income tax filing requirements in Bermuda. Prior to 1999 the Company operated in the U.S. as a branch of a foreign corporation.  Currently, the Company is represented in Canada by a Director who provides Corporate Services.

The tax effect (computed by applying the Canadian federal and provincial statutory rate) of the significant temporary differences, which comprise future tax assets and liabilities, are as follows:

	2011 $	2010 $	2009 $

Canadian statutory income tax rate	26.50%	28.50%	30.00%

Income tax recovery at statutory rate	167,000	177,000	155,000

Tax effect of:
	–	–
Foreign income tax other than Canadian statutory rate	(167,000)	(157,000)	(141,000)

Change in valuation allowance	-	(20,000)	(14,000)

Income tax provision	–	–	–

The significant components of future income tax assets and liabilities are as follows:

		2011 $	2010 $

Future income tax assets

Non-capital losses carried forward		116,000	116,000
Valuation allowance		(116,000)	(116,000)

Net future income tax asset	--	–	–

The Company has estimated accumulated non-capital losses of $452,000 which may be carried forward to reduce taxable income in future years. As at September 30, 2012, the Company is in arrears on filing its statutory corporate income tax returns and the amounts presented above are based on estimates. The actual losses available could differ from these estimates.
Note 8            Related Party Transactions

A company controlled by management (the owners being Deborah E. Fortescue-Merrin, Rex E. Fortescue and Richard E. Fortescue) of the Company has loaned funds under Notes Payable.  During the period the principal loaned was US$ 34,680 (Cnd$37,000).  The Note Payable as an annual interest rate of 10%.

Creator Capital Limited September 30, 2012 Interim Financials	Page 18

Note 9            Economic Dependence

During the Nine months period ended September 30, 2012 and for 2011, one customer accounted for 100.0% of total sales.During the Nine months period ended September 30, 2010, two customers accounted for 75.9% and 24.1%, respectively, of total sales.

During the three months Third Fiscal Quarter period ended September 30, 2011 there were no clients for either Sky Play or Sky Games.  During the three months Third Fiscal Quarter period ended September 30, 2010, one customer accounted for 100.00% of total sales.

Note 10          Segmented Information

For the Nine months year-to-date period ended September 30, 2012 and 2011 the details of identifiable revenues by geographic segments are as follows:

	September 30, 2011	September 30, 2012

Asia	$0	$
Middle East	7,000		1,750

Total Revenues per Quarter Period	$7,000		$1,750

Note 11          Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.  However, the accrued Dividends Payable on the re-categorized Preferred Shares are included.  During the Nine month Quarter period ended September 30, 2012, the Company recognized preferred share dividends payable of $471,654 (for the same period during 2011: $434,761). During the three month Third Quarter ended September 30, 2012, the Company recognized preferred share dividends payable of $160,934 (for the same period during 2011: $148,451).

Creator Capital Limited September 30, 2012 Interim Financials	Page 19

Note 12          Management of Capital

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern, to pursue the development of its business and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk.  In the management of capital, the Company includes the components of stockholders’ deficiency and preferred shares.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of.  As at September 30, 2012, the Company has not entered into any debt financing, except for short-term notes payable.

The Company is dependent on the related parties ability to provide capital and the existing sales to customers as its source of operating capital and the Company’s capital resources are largely determined by the strength of the airline market and by the status of the Company’s projects in relation to these markets, and its ability to compete for investor support of its projects.  The Company’s primary target market includes the Asian and Pacific Rim airlines.

The Company is not subject to any external capital requirements.

Note 14          Financial Instruments

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rate.  As at September 30, 2012, and as in all past fiscal periods, all of the Company’s cash is held in US dollars, the Company’s functional currency.  The Company has no significant currency risk associated with its operations.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash and receivables are exposed to credit risk. The Company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness. The Company reduces its credit risk on accounts receivables by monitoring all accounts frequently.  As at September 30, 2011 the Company is not exposed to any significant credit risk.

Note 14          Financial Instruments (continued)

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Included in the loss for the period in the financial statements is interest income on US dollar cash.  As at September 30, 2012, the Company’s cash is subject to or exposed to interest rate risk, however, this risk is not significant.

Creator Capital Limited September 30, 2012 Interim Financials	Page 20

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company manages liquidity risk by maintaining sufficient cash balance to enable settlement of transactions on the due date. Accounts payable and accrued liabilities are current.  Primarily the Company addresses its liquidity through its close relationship with its related parties, and secondarily, through equity financing obtained through the sale of common shares and the exercise of stock options.

Note 15          Subsequent Events

There were no events subsequent to the Period end or as at the date of this document.

Creator Capital Limited September 30, 2012 Interim Financials	Page 21

CREATOR CAPITAL LIMITED
MANAGEMENT DISCUSSION AND ANALYSIS
For the Quarter ended September 30, 2012
DATED: AS AT November 14, 2012

The following discussion and analysis, prepared as of November 14, 2012, should be read together with the Unaudited Consolidated Financial Statements for the Nine Month year-to-date Quarter ended September 30, 2012 and the with the audited financial statements and related notes and Management Discussion and Analysis for the year ended December 31, 2011, with the related notes.  These interim financial statements for the Quarter ended September 30, 2012 have been prepared in accordance with IAS 34, “Interim Financial Reporting of the International Financial Reporting Standards (known as “IFRS).  The business operations of Creator Capital Limited are conducted in United States Dollars and therefore, all amounts herein are stated in United States Dollars unless otherwise indicated.

Beginning with the Nine Month Year-to-date Quarter ended September 30. 2008, the Company’s financial documents are available on SEDAR at www.sedar.com.  All the Company’s United States of America Filings with the Securities and Exchange Commission are available on EDGAR.  Additionally, all these documents are available on the Company’s website at www.creatorcapital.com.

FORWARD LOOKING STATEMENTS

In the following discussion and description of the Company’s experiences during the past financial period, there are certain forward-looking statements.  They include, but no limited to, information pertaining to the Company’s financial and operating activities, plans and objectives of the and assumptions regarding the Company’s future performance.  Forward looking statements may include the words such as “anticipates”, “believes”, “continues”, “estimates”, “expects”, “indicates”, “intends”, “may”, “may impact”, “may increase”, “plans”, “suggests”, “should” and like expressions, or such future or conditional verbs as “will”, “should”, and “could”.  Such forward looking statements are based upon current expectations and various factors and assumptions.  As such, these forward looking statements are subject to risks and uncertainties.

Forward looking statements, by their nature, involve numerous assumptions.  Many factors that are beyond the Company’s and Management’s control may cause actual results to differ materially from any expectations expressed in such forward looking statements,  Such factors include, but are not limited to, the general and economic conditions in the various countries and worldwide changes in economic and political conditions and legal developments as they may impact upon airline legislation, the level of competition, the occurrence of weather-related and other natural catastrophes, changes in the accounting standards and policies worldwide, technological developments, unexpected changes in consumer spending and behavior, and Management’s ability to anticipate and manage the risks associated with these factors.  Please note the preceding list is only a summary and is not exhaustive of all possible influencing factors.  These and other factors must be considered carefully.  Any, all, or a combination, of such factors could cause the Company’s actual results to materially differ from the expectations opinioned in any and all forward looking statements.

Where the future may be contemplated, expectations assume a prolonged economic uncertainty that includes the declining global economy, as well as the declining economies of those countries in which the Company has clients, influenced by a declining cost of money, lower energy and commodity prices.

The Company does not provide any assurance that any of the forward looking statements will materialize.

Creator Capital Limited June 30, 2012 Interim Financials MD&A	Page 1

COMPANY

Creator Capital Limited ("CCL" or the "Company"), formerly known as Interactive Entertainment Limited ("IEL"), was incorporated pursuant to the laws of the Province of British Columbia on January 28, 1981 under the name Tu-Tahl Petro, Inc.  On May 10, 1990, the Company changed its name to Creator Capital Inc.  The Company was reincorporated through the continuance of its corporate existence from the Province of British Columbia to the Yukon Territory on July 15, 1992.  On January 23, 1995, the Company changed its name to Sky Games International Ltd. (“SGI”).  Effective February 22, 1995, the Company continued its corporate existence from the Yukon Territory to Bermuda as an exempted company under the Companies’ Act 1981 (Bermuda) (the “Bermuda Act”).  In June 1997, the Company changed its name to Interactive Entertainment Limited following consummation of a series of amalgamations.  Pursuant to a Special Resolution passed by shareholders at the September 19, 2000 Annual General Meeting, the Company changed its name to Creator Capital Limited.  At the 2010 Annual General Meeting the Shareholders approved a Special Resolution to change the name of the Company to Fireflies Environmental Limited.  At the 2011 Annual General Meeting the shareholders approved the returning the Company name to Creator Capital Limited.

The Company is publicly quoted on the NASD Over the Counter Bulletin Board in the United States of America

BUSINESS OF THE COMPANY

CCL's business is focused on providing inflight gaming software systems and services by developing, implementing and operating a computer-based interactive video entertainment system of gaming and other entertainment activities on, but not limited to, the aircraft of international commercial air carriers.  The Company offers two suites of entertainment: Sky Play® - a catalogue of popular interactive amusement games, and Sky Games® an inflight Gaming system consisting of the more popular casino games.  CCL also provides customization services on all CCL software and assist clients in creating an alternative “non-ticket” based revenue stream.

At the 2010 Annual General Meeting the Shareholders approved a Special Resolution to change the name of the Company to Fireflies Environmental Limited.  Being the name change is not relevant to the Company’s business; at the 2011 Annual General Meeting the Company received  shareholder approval cancelling the name change.

Through to September 30, 2012, CCL’s activities continue to focus on 1) Continuing the redesign and development of the Sky Games® Inflight Gaming Software System.  2) Continuing the management and support of the Sky Play® Interactive Amusement Games business.  3) Seeking new and updated games for inclusion in the Sky Play® Interactive Amusement Games Catalogue.  Sri Lankan Airways has retired its airplane on which Sky Play® was installed.  As the Interim Period end, there are no clients for neither SkyGames nor SkyPlay.

The Product

1.      Sky Play®

Sky Play® PC Interactive Games offers airlines the choice of up to 19 amusement games.  Unlike Nintendo-style games, which are designed to keep the player challenged and interested over long periods of time, and which generally require player skill developed over a period of time, CCL has selected and developed the Sky Play® amusement games which have very simple rules, are already well known or easy to learn, and are very simple to play.  Games are licensed to airlines for a monthly license fee on a per game, per aircraft basis.

The U.S. Patent and Trademark Office granted CCL the following federal registrations;
November 5, 2002                “Sky Play®” Logo and name
July 8, 2003                           “Sky Play® International”  “We Make Time Fly” and Design

Creator Capital Limited June 30, 2012 Interim Financials MD&A	Page 2

2.           Sky Games®

The U.S. Patent and Trademark Office granted CCL the following federal registrations:

April 14, 1998                           “Sky Games®” logo and the slogan "We Make Time Fly"
August 26, 2003                      “Sky Games® International” “We Make Time Fly” and Design
February 21, 2006                    “Casino Class”
July 4, 2006                               “Casino Class” “We Make Time Fly” and Design
February 24, 2006                    “Sky Casinos International”  “We Make time Fly” and Design

The costs of these registrations were expensed in the period they were recorded.

The Industry

According to Boeing Company's 2011-2030 Current Market Outlook (“CMO”) annualized world GDP is forecast to grow at an average of 3.3% per year over the next 20 years, an increase of 0.1%.  The report noted that, the total market potential for new commercial airplanes is 33,500.  Over the long term, CCL believes these forecasts represent a substantial market for In-flight Entertainment (“IFE”) systems and in-flight content over the long-term.  CCL’s financial performance is dependent on the environment in which its business operates.  During the second half of 2008, global economic growth slowed as the US entered a recession.  As the global economic growth entered the recession it was assumed it would slow market growth over the next couple of years.  However, the CMO noted recent data suggests the global economy is recovering with the emerging economies, led by China, are expanding at a moderate rate.

Boeing has observed the resilience that global airline markets have shown over time is reflected in average annual passenger traffic growth of 5.1 percent and air cargo growth of 5.6 percent over the next 20 years. This growth was founded on world economic growth of 3.3 percent and further stimulated by liberalization of market regulations in many countries. It is tempered by the high oil prices and price volatility resulting from political unrest in the Middle East.

The introduction and acceptance of portable (non embedded or installed) IFE units is growing steadily.  The positive impact of these portable IFE units/systems is the trend towards lighter, less expensive IFE architecture, with the focus of such architecture being the individual seating area of each passenger.  Boeing has the strengthening trend toward smaller twin-aisle airplanes in the future is driven by passengers who prefer to travel directly between their points of origin and destination.

Looking ahead, the Asia-Pacific, Latin America and the Middle East to Asia regions’ traffic are growing at the fastest rates of 7.0%, 6.7% and 7.2% respectively.  Boeing’s CMO 2009 predicts that the Asia-Pacific (including within China) will become the largest internal market over the next 20 years, overtaking the market within North America.  Markets in Asia-Pacific have powerful combinations of large economies, rapid economic growth, and liberalizing markets.  These figures are a positive factor in CCL’s continuing strategy for initially targeting airlines in the Asia Pacific region.

Regional traffic trends are an important factor in CCL’s marketing strategies.  According to the Boeing CMO  annual passenger traffic will grow by 6.8 % in the Asia Pacific region; 5.1% in the Transpacific Region; 2.3% within North America; 4.0% within Europe; 6.7% within Latin America; 4.6% in Africa.

An observation by Sally Gethin in her March 2007 article in Aircraft Interiors International “All bets are off?” confirms CCL’s research and conclusions regarding the potential of Gaming on International airlines:  She states that gaming is a numbers game:  “Gambling over existing airline IFE systems could provide phenomenal returns for airlines – higher even than existing games offered on board according to research conducted by IMDC, which provides forecasting and surveys for airlines and IFE manufacturers.”

Gethin also quotes the 1995 Department of Transportation report to the US Congress that states that potential earnings of US$1 million per aircraft per annum are indeed possible.

Creator Capital Limited June 30, 2012 Interim Financials MD&A	Page 3

Gethin also mentions CCL in the article under its former name; “During the 1990s, a company called IEL offered low stakes in-flight gambling to the international airline business and worked with Singapore Airlines to install the necessary software. This was short-lived due to incompatibility issues with the software and the IFE hardware, which impacted upon reliability.”  Such incompatibilities no longer exist.  Technology has improved to the point of offering not only much more sophisticated, embedded hardware, but also the very viable option of portable units.  Such portability echoes of CCL’s initial concept of a portable gaming device, which could be issued on the aircraft in exactly the same manner as the portable IMS Pea in the Pod and the DigePlayers are issued today.

Competition

There are currently four companies supplying the in-flight interactive PC games marketplace:  Creator Capital, DTI, Nintendo, and Western Outdoor Interactive.

IMDC (an airline consulting firm specializing in cabin and communication technologies) reports that there are three main types of interactive software packages offered by games suppliers; games; gambling software, and educational software.  Not all suppliers supply in all three areas.  CCL currently offers games and gambling software.

Market and Marketing

In the very competitive airline market, airlines are seeking a distinctive, competitive edge to attract and retain paying customers.  Entertainment and service systems form a part of the airlines’ current business strategy.  CCL believes that the principal benefit of its product to the airlines is the ability to enhance entertainment offerings to passengers.  IFE systems are capital intensive; however, providing passenger service and comfort, especially for first and business class travelers, is a major area of competition for airlines.  The target market for Sky Play® has been domestic and foreign airlines, which have committed to the purchase of, or already have installed IFE systems.

CCL's primary target market remains the Asian and Pacific Rim airlines whose passengers, with certain exceptions, generally have a broad cultural acceptance of gaming.  The Company also believes that the Latin American markets also hold significant potential.

CCL believes that the principal benefits of its product to the airlines will be passenger satisfaction and airline participation in a potential alternate “non-ticket” revenue stream.  IFE systems are capital intensive; however, providing passenger service and comfort, especially for first and business class travelers, is a major area of competition for airlines. The Company believes that new methods of increasing revenues while providing a high level of service will be seriously considered by the airlines; however, there can be no assurance that in-flight gaming will be among the alternatives considered by airlines.  Although the system is designed for gaming using currency, the system could be adapted to "pay-for-play" mode in those circumstances where gaming utilizing currency is not legal and that a system utilizing frequent flyer credits and other rewards can be integrated as part of the gaming program.

Any Sky Games contract would be based upon CCL receiving expects to derive its income from a split of gaming revenues with the airline.  The Company does not anticipate selling its gaming products in order to generate revenue.  Airlines will receive a percentage of net revenue generated by Sky Games® on their respective flights.  Passenger payouts and certain direct operating costs will be deducted from revenue and the "win" will be split on a negotiated basis.  Airlines have utilized similar revenue-sharing arrangement with other product/service providers, such as in-flight communication companies (e.g. GTE Airfone).  CCL would provide certain training, banking, accounting and administrative functions.  The airline will provide the aircraft, the equipment, the passengers and in-flight personnel.  Subsequent to the Singapore Airlines venture of 1995, the CCL has not negotiated any other airline agreements.
CCL is currently reviewing its future strategies in the airline market by researching and evaluating the process of developing several new games for the Sky Play® PC Interactive Games Catalogue, while updating some of the current games.  This will enable CCL to offer current client fresh material, while affording an opportunity to re-visit previous clients and potential new clients.    CCL is also currently re-evaluating and redesigning the Sky Games®®   In-flight Gaming System in order to ensure its smooth integration in to the newer, more sophisticated IFE hardware platforms being developed an introduced to the Airline Industry today.

Creator Capital Limited June 30, 2012 Interim Financials MD&A	Page 4

Major Customers

The Company’s Sky Play® customer was Sri Lankan Airways. Until the Second Quarter, Sri Lankan Airways operated an airplane which had the Sky Play games installed.  That airplane was retired.

The World Economy

As with all businesses selling products during these current unstable economic times, the short-term will be very challenging.  Economic forecasts are being constantly challenged with the slow and erratic effort of the Worldwide Economy to recover from the Recession.  Being involved in the airline industry, with its volatile economic fluctuations, the period of time it takes for the Global economy to climb out of the Worldwide Recession may be longer than the Company’s business can financially survive.  With all of Revenues generated in the Asian Region, the Company’s business is subject to that volatile region’s ability to recover.

DISCUSSION OF OPERATION AND FINANCIAL CONDITION

Nine Month Interim Period Ended September 30, 2012 with comparatives to the Nine Month Interim Period Ended September 30, 2011:

REVENUES

Revenue consists of fees generated from the licensing of the Sky Play® PC based amusement games to the Airline Industry.  Airline clients install the games on their inflight entertainment systems (IFE) as part of the inflight entertainment offered to passengers.  Operations revenue for the Nine Month Interim period ended September 30, 2012 was $1,750 compared to $7,000 for September 30, 2011.  With Sri Lankan Airways retiring the airplane on which the Sky Play games were installed, there no clients using the Sky Play games.
COSTS

GENERAL AND ADMINISTRATION
	9 month Interim period ended September 30, 2011	9 month Interim period ended September 30, 2012

Audit	15,051	10,500
Administration	26,121	26,421
Bank Charges	456	426
Filing Fees & Dues	7,713	8,663
Foreign Exchange	-2,437	1,125
Investor Relations	1,884	1,461
Office	9,875	13,783
Research	0	31,946
TOTAL GENERAL AND ADMINISTRATION	58,663	94,325

General and administrative expense has increased for the Nine months Year-to-date Quarter period ended September 30, 2012 to $94,325 from the Nine months Quarter period ended September 30, 2011’s expense of $58,663.  The  AGM mailout costs are included in this Interim Period’s Investor Relations account.  The Research expense was incurred in the research and initial due diligence efforts for a potential new business project.  This effort proved the project not of benefit to the Company.

Creator Capital Limited June 30, 2012 Interim Financials MD&A	Page 5

FOREIGN EXCHANGE

The US-Canadian currency exchange rate of 1.00 at September 30, 2012 not much of a change from the 1.003 at September 30, 2011.

INTEREST

On the Interest bearing Notes Payable, the Interest charges incurred for the nine months Interim period ended September, 2012 was $11,718 as compared to $8,251 for September 30, 2011.  The increase in interest bearing Notes Payable principals has contributed to this increase.

CONSULTING

Consulting and services expenses remained the same at $21,000 for both Periods.

LEGAL FEES

The Legal expense for the nine months Interim period ended September 30, 2012 was $nil.  Without the Lawsuit incurring costs and the lull in maintenance of the Company’s branding copyrights, there were no legal costs during the period ended September 30, 2012 and $9,933 for June 30, 2011.

RESEARCH

In an effort to seek other business opportunities the Company incurred costs for research and initial due diligence efforts This effort proved the potential new business project not of benefit to the Company.

SALES AND MARKETING COSTS

The Marketing expense for the Nine Month Interim period ended September 30, 2012 was $511 compared to $531 for 2011.

RELATED PARTY TRANSACTIONS

For the Period the aggregate compensation paid or accrued by the Company and its subsidiaries to any and all directors and officers was $nil.

A company controlled by management (the owner being Rex E. Fortescue, the father of the Company’s President) of the Company provides consulting services to the Company.  During the Nine months year-to-date period ended September 30, 2012, the Company incurred $31,500 ($31,500 for same period in 2011) in consulting fees and $1,354 ($1,354 for the same period in 2011) in expense reimbursements.  During the three months Third Fiscal Quarter period ended September 30, 2012, the Company incurred $10,500 ($10,500 for same period in 2011) in consulting fees and $451 ($451 for same period in 2011) in expense reimbursements.

Included in the Accounts Payable account is $193,475 representing outstanding fees and reimbursements.

A company controlled by management (the owner being Deborah E. Fortescue-Merrin, the Company’s President) of the Company formerly provided consulting services and incurred expense reimbursements.  Included in the Accounts Payable account is $71,914 representing outstanding fees and reimbursements.

Creator Capital Limited June 30, 2012 Interim Financials MD&A	Page 6

A company controlled by management (the owners being Rex E. Fortescue, the father of the Company’s President, and Richard E. Fortescue, the brother the Company’s President) of the Company provides accounting and administrative services to the Company.  During the Nine months year-to-date period ended September 30, 2012, the Company incurred $21,000 ($21,000 for same period in 2011) for such accounting and administrative services, and $10,829 ($6,659for the same period in 2011) in expense reimbursements.    During the three months Third Fiscal Quarter period ended September 30, 2012 the Company incurred $9,000 ($6,000 for same period in 2011) for such accounting and administrative services, and $2,674 ($2,293 for the same period in 2010) in expense reimbursements.
Included in the Account Payable accounts is $174,369 representing outstanding fees and reimbursements.

A company controlled by management (the owners being Deborah E. Fortescue-Merrin, Rex E. Fortescue and Richard E. Fortescue) of the Company has loaned funds under Notes Payable.  During the period the principal loaned was US$ 34,680 (Cnd$37,000).  The Note Payable as an annual interest rate of 10%.

These funds were used to pay for the December 31, 2011 audit, Bermuda Residency Agent and Government annual fees and the Standard & Poor’s fees.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2012, the Company had a working capital deficit of $7,868,496 (2011: $7,226,227).  The moving of the Preferred Share amount from Equity to the current Liability designation has contributed to this deficit size.  The Company had positive cash flow from operations during the Six months Year-to-date Quarter period ended June 30, 2012 of $413.  The diminished revenue is now not sufficient to provide the necessary funds for marketing, for continued development of the Company's products, nor to fund payment of the Company's dividend obligations on outstanding preference shares.  Due to the operating losses of the past years, the Company’s continuance as a “going concern” is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation.  It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations in its current business activities.  With the only client retiring its airplane, there no clients using any of the Company’s products.

CAPITAL FINANCING

There were no capital financings during the period.  All operations and expenses were funded by the cash flow generated by revenues and accounts payable.

SUMMARY OF QUARTERLY RESULTS

Quarter Ended	Revenue	Net Profit (Loss)	Net Loss Per Share
June 30, 2010 3 months	$8,900	$(228,834)	$(0.0026)
September 30, 20103 months	$7,150	$(161,462)	$(0.0018)
December 31, 20103 months	$3,500	$(161,640)	$(0.0018)
March 31, 2011 3 months	$1,750	$(173,234)	$(0.0020)
June 30, 2011 3 months	$3,500	$(176,608)	$(0.0020)
September 30, 20113 months	$1,750	$(186,520)	$(0.0021)
December 31, 20113 months	$3,500	$(92,000)	$(0.0011)
March 31, 2012 3 months	$1,750	$(192,900)	$(0.0022)
June 30, 2012 3 months	$ 00	$(170,959)	$(0.0020)
September 30, 20123 months	$ 00	$(238,945)	$(0.0027)

Creator Capital Limited June 30, 2012 Interim Financials MD&A	Page 7

The invoicing arrangement with the Company’s client is for bi-monthly invoicing for the prior sixty day business periods. The Client provides the details of the Sky Play games’ usage during the prior sixty days.  The Company issues the invoice, submitting it to the client for approval.  With the client’s acceptance, the invoice is deemed issued and the amount is recognized as revenue.  Such bi-monthly invoicing does not allow for a consistent Quarterly flow of revenue.  Hence, there is a consistent difference each Quarter in the recording of Revenue.  However, during the Period SkyPlay’s only client retired the airplane on which the games were installed.

The June, 2010 Quarterly Revenue experienced a decrease of $4,100 from the March, 2010 Quarter’s Revenue.  The Jalux airliner retirement is the cause.  The loss is due to the addition in this Quarter of the March, 2010 cumulative dividend feature as well as this Quarter’s cumulative dividend.  During the Quarter, a new legal counsel was consulted.

The September, 2010 Quarterly Revenue results were a decrease of $1750, from the June, 2010 Quarterly Revenue.
The difference being the date of one client’s bimonthly invoice.  The decrease in the loss is due to the recording of only the Quarter’s Preferred Share dividend.

The December, 2010’s Quarterly revenues of $3,500 reflected the closing of the Jalux account.  With their bankruptcy proceedings accelerating the retirement of all their older inefficient airliners, Sky Play is no longer on any of their airplanes.

The March, 2011 three Months’ Quarterly Revenue of $1,750 are from the one client in Asia.  This is a bimonthly invoicing. The increase in the loss reflects the loss of Jalux as well as an auditor’s recommended adjustment to the outstanding Preferred Dividend balance.  The March 31, 2011 Quarter’s consolidated financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting of the International Financial Reporting Standards”

The June, 2011 Quarterly Revenue experienced an increase of $1,750 from the March, 2011 Quarter’s Revenue of $1,750: the difference being the date of the client’s bimonthly invoice.

The September, 2011 Quarterly Revenue results were a decrease of $1750 from the June, 2011 Quarterly Revenue: the difference being the date of the client’s bimonthly invoice.  A contributing factor to the increase in the loss is increase in legal fees incurred by the new corporate legal counsel.

The December, 2011’s Quarterly revenues of $3,500 reflect the coincidence of two invoice periods in the one Quarter.
During this Fourth Quarter old Loans Payable of $109,399 were written off to the Consolidated Statement of loss and Comprehensive Loss for the year ended December 31, 2011.

The March, 2012 three Months’ Quarterly Revenue of $1,750 are from the one Asian client.  The loss increase is a reflection of increased foreign exchange costs, interest costs, and the increase in the Preferred Share Dividend cost.

The June 30, 2012 three Months’ Quarterly Revenue of $nil is directly the result of the one client retiring the airplane on which the Sky Play games were installed.

The September 30, 2012 three Months’ Quarterly Revenue remained at $nil.  The increase in expenses was primarily due to the Research expense was incurred in the research and initial due diligence efforts for a potential new business project.  This effort proved the project not of benefit to the Company.

Creator Capital Limited June 30, 2012 Interim Financials MD&A	Page 8

CHANGES IN ACCOUNTING POLICIES

International Financial Reporting Standards (“IFRS”)

At the date of these consolidated financial statements, the IASB and IFRIC have issued the following new and revised standards, amendments and interpretations which were not yet effective during the year ended 31 December 2011.

●	IFRS 9 ‘Financial Instruments: Classification and Measurement’ is a new financial instruments standard effective for annual periods beginning on or after 1 January 2015 that replaces IAS 39 and IFRIC 9 for classification and measurement of financial assets and financial liabilities.
●	IFRS 10 ‘Consolidated Financial Statements’ is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces consolidation requirements in IAS 27 (as amended in 2008) and SIC-12. The IASB issued a number of new and revised IASs, IFRSs, amendments and related IFRICs which are effective for the Company’s financial year beginning on 1 January 2011. For the purpose of preparing and presenting the consolidated financial statements, the Company has consistently adopted all these new standards for the years ended 31 December 2011 and 2010.
●	IFRS 13 ‘Fair Value Measurement’ is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces fair value measurement guidance in other IFRSs.
●	IAS 1 (Amendment) ‘Presentation of Financial Statements’ is effective for annual periods beginning on or after 1 July 2012 and includes amendments regarding Presentation of Items of Other Comprehensive Income.
●	IAS 27 (Amendment) ‘Separate Financial Statements’ is effective for annual periods beginning on or after 1 January 2013 that prescribes the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements.

The Company has not early adopted these standards, amendments and interpretations and anticipates that the application of these standards, amendments and interpretations will not have a material impact on the financial position and financial performance of the Company.

These consolidated interim financial statements are presented in the Dollar currency of the United States of America.

These consolidated interim financial statements were authorized for issue by the Board of Directors on November 14, 2012.

FINANCIAL INSTRUMENTS

To date, with the exception of Accounts Receivable, Payables and Notes Payable, the Company did not make use of any financial or other instrument for any other purpose.  Therefore, the Company is not exposed to the risks associated with such instruments. With the exception of the Balance Sheet classifications of Accounts Receivable, Payables and Notes Payable, there is no financial statement classification that includes such instruments. With the exception of Interest expenses, there is no income, expense, gain or loss associated with such instruments recorded anywhere in the Company’s financial records nor included in the Company’s financial statements.

The Company has not engaged, nor does it engage, in any off-balance sheet arrangements such as: obligations under guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity, any obligation under derivative instruments or any obligation under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company or that engages in leasing, hedging or research and development services with the Company.

Creator Capital Limited June 30, 2012 Interim Financials MD&A	Page 9

OUTSTANDING SHARE DATA

For nine month Interim Period ended Septmber 30, 2012, the Company did not issue any securities.

a)           COMMON SHARES
	COMMON SHARES	VALUE $
Balance, December 31, 2011	87,467,288	874,673

Issuance during the period	0	0
Balance, September 30, 2012	87,467,288	874,673

Issuance during the period	0	0
Balance, November 15, 2012	87,467,288	874,673

b)           OPTIONS

By agreements dated April 6, 2007, the Company granted 6,950,000 stock options to directors, officers and consultants of the Company entitling the holders thereof the right to purchase one common share of the Company for each option held at $0.25 per share.  The stock options vested on the grant date of April 6, 2007 and expired on April 6, 2012.

BOARD OF DIRECTORS

As of September  30, 2012, as at the date of this Document and the date of the amendment, the following are the Members of the Board of Directors:

Deborah Fortescue-Merrin Anthony Clements Kendrick P. Lanyi-Grunfeldt

THE OFFICERS

As of September 30, 2012, as at the date of this Document, and the date of the amendment the following are the Company Officers:

Deborah Fortescue-Merrin Laura M. Johnson	- President - Secretary

SUBSEQUENT EVENTS

There were no events subsequent to the Period end or as at the date of this document.

Creator Capital Limited June 30, 2012 Interim Financials MD&A	Page 10